UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2013

OR

[ ]	Transition Report Pursuant to Section 15(d) of
the Securities Exchange Act of 1934
For the transition period from to

Commission File Number 1-3822

A. Full title of the Plan:

Campbell Soup Company 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Campbell Soup Company

Campbell Place, Camden, New Jersey 08103-1799

This Form 11-K contains 16 pages including exhibits. An index of exhibits is on page 15.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrative Committee

Campbell Soup Company 401(k) Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of Campbell Soup Company 401(k) Retirement Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC
Philadelphia, Pennsylvania
June 25, 2014

Campbell Soup Company

401(k) Retirement Plan

Statement of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Investments
Investments, at fair value	$965,262,759	$818,401,503

Total Investments	965,262,759	818,401,503

Receivables
Notes receivable from participants	14,144,176	13,888,650

Total Receivables	14,144,176	13,888,650

Total Assets	979,406,935	832,290,153
Liabilities	—	—

Net assets available for benefits	$979,406,935	$832,290,153

The accompanying Notes to the Financial Statements are an integral part of these statements

Campbell Soup Company

401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2013	2012
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$152,146,324	$67,427,792
Dividends	25,550,299	22,866,522
Other income	67,583	1,747

Total investment income	177,764,206	90,296,061

Interest on notes receivable from participants	783,006	779,412

Contributions:
Employer	26,379,013	24,217,848
Participant	51,368,216	48,097,477

Total contributions	77,747,229	72,315,325

Total additions	256,294,441	163,390,798

Deductions from net assets attributed to:
Benefits paid to participants	108,569,335	71,965,244
Administrative fees	608,324	617,922

Total deductions	109,177,659	72,583,166

Net increase	147,116,782	90,807,632
Net assets available for benefits:
Beginning of year	832,290,153	741,482,521

End of year	$979,406,935	$832,290,153

The accompanying Notes to the Financial Statements are an integral part of these statements

Campbell Soup Company 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 1 – Description of the Plan

The following brief description of the Campbell Soup Company 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan covering employees at all domestic locations of Campbell Soup Company (“Campbell” or the “Company”), and certain of the Company’s subsidiaries and certain other former employees. All of the Company’s full time employees and those part time employees with scheduled hours greater than 20 hours per week are eligible to participate in the Plan effective the first day of work with the Company. All other employees are eligible to participate after they have completed 1,000 hours of service in a given anniversary year.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration of Plan Assets

The Plan is administered by the Administrative Committee appointed by the Board of Directors of the Company (the “Administrative Committee”). The Mercer Trust Company (the “Trustee”) has been appointed by the Administrative Committee to safeguard the assets of, and provide recordkeeping services to, the Plan. The Trustee is responsible to invest funds received from contributions, investment sales, interest, and dividend income and make distribution payments to participants. Certain administrative expenses of maintaining the Plan are paid by the Company.

Employer Contributions

The Company provides a matching contribution of 100% on up to 4% of an employee’s earnings, as defined, for all eligible non-union participants and union participants with the exception of union employees at the Company’s Napoleon, OH facility. The Company matches 60% of the Napoleon, OH facility union employees’ contributions on up to 5% of the employees’ earnings, as defined, beginning after one full year of service. In addition, the Company provides a 3% non-elective contribution to all eligible non-union employees hired or rehired after December 31, 2010, eligible union employees at the Paris, TX facility who attain seniority on or after January 1, 2012, and all eligible employees of the Company’s Stockpot subsidiary regardless of hire date. All Company contributions to the Plan are initially invested in the corresponding Vanguard Target Retirement Fund based on the participant’s expected retirement date unless this election is changed by the participant.

Effective January 1, 2014, for union participants at the Napoleon, OH facility, the Plan will increase Company matching contributions to 100% of the first 4% of eligible pay, and provide a 3% non-elective contribution to all eligible employees who attained seniority on or after October 22, 2006. See Note 9 – Plan Amendments and Fund Changes for additional information.

Campbell Soup Company 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

Employee Contributions

Participant contributions to the Plan are made through payroll deductions and credited to their individual accounts. All newly hired or re-hired eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 4% of earnings, as defined, unless an election is made to participate at a different rate. If employees do not want to participate, they must notify the Trustee and elect not to enroll in the Plan. Earnings are defined by the Plan and the Internal Revenue Code, as amended (“IRC”).

In addition, the total after-tax contribution each pay period, when combined with the before-tax contribution and any catch-up contributions, cannot exceed 50% of the participant’s compensation, as defined in the Plan. Catch-up contributions are excess before tax contributions available to those participants age 50 and older, by the end of the calendar year. However, in accordance with the IRC, the amount of a participant’s before-tax contribution for calendar year 2013 was limited to $17,500 ($23,000 including a catch up contribution) and in calendar year 2012 was limited to $17,000 ($22,500 including a catch up contribution). Participants also may roll over distributions from other qualified defined benefit or defined contribution plans into the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings. Certain administrative expenses triggered by a participant’s actions, such as loan expenses, are charged to the individual participant’s account and a quarterly recordkeeping fee is charged to all participants’ accounts. The benefit for which a participant is eligible is the benefit that can be provided from the participant’s vested account.

Participants can receive dividends paid on the Company’s stock held in the Campbell Soup Company Stock Fund (“Campbell Stock Fund”) as cash or reinvest the dividends back into the Campbell Stock Fund. In 2013 and 2012, dividends paid in cash were $260,648 and $797,948, respectively, and were included in dividend income on the Statement of Changes in Net Assets Available for Benefits.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Non-union participants and union participants with the exception of those union participants at the Company’s Napoleon, OH facility, are immediately vested in all Company contributions plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon for the Napoleon, OH facility union participants as of December 31, 2013, is based on the following:

Completed Years of Service	Vesting
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%

Effective January 1, 2014, union participants at the Napoleon, OH facility will immediately vest in all Company contributions plus actual earnings thereon. See Note 9 – Plan Amendments and Fund Changes for additional information.

Campbell Soup Company 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Note terms range from one year to five years. Prior to the merger of the Stockpot 401(k) plan with this Plan effective January 1, 2011, loans in the former Stockpot 401(k) plan were available for an extended term if they were used for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear an interest rate that is two points above the prime rate in effect on the first day of the calendar quarter in which the note is granted. Principal and interest are repaid ratably through payroll deductions. Interest rates ranged from 5.25% to 10.5% per annum at December 31, 2013.

Payment of Benefits

Participants may take a withdrawal of the value of the vested interest in their account after they terminate employment. Participants who are still actively working at the Company may take a withdrawal from their after-tax and Company match accounts if the monies were vested and held in the Plan for two years or if they have participated in the Plan for five years. Active participants who are age 59 1⁄2 or older may also take a withdrawal from their before-tax account without incurring early withdrawal penalties. Participants who meet the requirements for a hardship withdrawal may withdraw their before-tax contributions. A six-month suspension of participant contributions is required for all hardship transactions.

Participants who leave employment of the Company and are under age 55 can take a lump sum distribution or defer payment until April 1 following the year in which they turn age 70 1⁄2. Participants who leave employment with the Company at or after age 55 can take a lump sum distribution, installments, or defer payments until the April 1 following the year in which they turn age 70 1⁄2.

Forfeited Accounts

The balance of forfeited non-vested accounts totaled $124,265 and $323,080 at December 31, 2013 and 2012, respectively. These accounts will be used to reduce future Company matching contributions and pay other permitted Plan expenses. In 2013 and 2012, $188,720 and $118,088, respectively of forfeited nonvested accounts were used to reduce the Company’s matching contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the various investment options, which include mutual funds and the Campbell Stock Fund. Contributions of participants who do not elect to direct their contributions to the Plan’s various investment options are automatically enrolled into the Vanguard Target Retirement Funds, based on their expected retirement date.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain reclassifications have been made to prior year balances in order to conform to the current year’s presentation.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires the Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Campbell Soup Company 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements between U.S. GAAP and IFRS. The new guidance became effective for fiscal years and interim reporting periods beginning after December 15, 2011, and includes new and clarified guidance on fair value measurement and disclosure. The Plan adopted the guidance in 2012. The adoption did not have a material impact to the financial statements.

Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Interest on notes receivable from participants is recorded in the investment option from which the note originated. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the plan document.

Note 3 – Related-Party Transactions

Shares of Company common stock included in the Campbell Stock Fund are offered as a Plan investment to participants. Additionally, the Plan issues notes to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions but are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions.

Certain administrative functions of the Plan are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan for their services.

Campbell Soup Company 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 4 – Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012:

	December 31,
	2013	2012
Campbell Soup Company Stock Fund	$220,502,559	$196,019,613
American Funds Growth Fund of America	136,842,456	110,764,730
Vanguard Institutional Index Fund	81,322,406	62,136,978
Vanguard Equity-Income Fund	81,078,250	64,967,625
Blackrock Liquidity Funds-TempFund	62,589,831	57,949,919

During 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
	2013	2012
Mutual Funds	$105,883,038	$58,319,072
Campbell Soup Company Stock Fund	46,263,286	9,108,720

	$152,146,324	$67,427,792

Note 5 – Fair Value Measurements

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. When available, the Plan uses unadjusted quoted market prices to measure the fair value and classifies such items as Level 1. If quoted market prices are not available, the Plan bases fair value upon internally developed models that use current market-based or independently sourced market parameters such as interest rates and currency rates.

Investments are categorized based on the following fair value hierarchy:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.

Level 3: Unobservable inputs, which are valued based on the company’s estimates of assumptions that market participants would use in pricing the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Campbell Soup Company 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

The following tables summarize the Plan’s investments that are measured at fair value on a recurring basis:

	Fair Value as of December 31, 2013	Fair Value Measurements at December 31, 2013 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Mutual Funds:
Equity funds	$303,681,126	$303,681,126	$—	$—
Target funds	211,294,901	211,294,901	—	—
Index funds – equity	105,688,313	105,688,313	—	—
Index funds – fixed income	34,713,291	34,713,291	—	—
Fixed income funds	26,792,738	26,792,738	—	—
Money market fund	62,589,831	62,589,831	—	—

Total Mutual Funds	744,760,200	744,760,200	—	—

Campbell Soup Stock Fund	220,502,559	—	220,502,559	—

Total	$965,262,759	$744,760,200	$220,502,559	$—

	Fair Value as of December 31, 2012	Fair Value Measurements at December 31, 2012 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Mutual Funds:
Equity funds	$244,064,131	$244,064,131	$—	$—
Target funds	166,060,907	166,060,907	—	—
Index funds – equity	75,718,997	75,718,997	—	—
Index funds – fixed income	41,517,127	41,517,127	—	—
Fixed income funds	37,070,809	37,070,809	—	—
Money market fund	57,949,919	57,949,919	—	—

Total Mutual Funds	622,381,890	622,381,890	—	—

Campbell Soup Stock Fund	196,019,613	—	196,019,613	—

Total	$818,401,503	$622,381,890	$196,019,613	$—

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds – These investments are valued at quoted net asset value (“NAV”) of shares held by the Plan at year end. These investments are classified as Level 1.

The Campbell Stock Fund –The fund is a unitized stock fund that consists of Campbell Soup Company common stock and investments in a temporary investment fund to provide liquidity for daily trading. Fair value is based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means. These investments are classified within Level 2 of the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Campbell Soup Company 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 6 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the applicable provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.

Note 7 – Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 17, 2013 that the Plan is designed and operated in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is required in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Campbell Soup Company 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 9 – Plan Amendments and Fund Changes

In February 2012, the Charles Schwab Stable Value Fund was removed as an investment option in the Plan, the Vanguard Short-Term Bond Index Fund was added as an investment option in the Plan, and participants’ investments were shifted to lower expense share classes for certain of the other Vanguard funds investment options in the Plan.

In May 2012, the Company and the union which represents certain hourly manufacturing employees at the Company’s Sacramento, CA facility agreed to changes related to these employees’ Plan benefits. Accordingly, the Plan was amended for the Sacramento, CA facility employees subject to the collective bargaining agreement to: (1) provide retirement benefits through a Company contribution equal to 3% of eligible pay, which will vest immediately, for eligible employees who attain seniority on or after January 1, 2013; (2) increase Company matching contributions from 60% of the first 5% of eligible pay contributed by the employee to 100% of the first 4% of eligible pay effective July 1, 2012; (3) modify the vesting schedule so that the aforementioned matching contributions will vest immediately effective July 1, 2012; (4) eliminate the one-year waiting period for the matching contributions effective July 1, 2012; and (5) modify the before-tax contribution rate for automatic enrollment purposes to 4% effective January 1, 2013.

In February 2013, the Company and the union which represents certain hourly manufacturing employees at the Company’s Napoleon, OH facility agreed to changes related to these employees’ Plan benefits. Accordingly, the Plan was amended for the Napoleon, OH facility employees subject to the collective bargaining agreement effective January 1, 2014 to: (1) provide retirement benefits through a Company contribution equal to 3% of eligible pay, which will vest immediately, for eligible employees who attained seniority on or after October 22, 2006; (2) increase Company matching contributions from 60% of the first 5% of eligible pay contributed by the employee to 100% of the first 4% of eligible pay; (3) modify the vesting schedule so that the aforementioned matching contributions will vest immediately; (4) eliminate the one-year waiting period for the matching contributions; and (5) modify the before-tax contribution rate for automatic enrollment purposes to 4%.

In June 2013, the Plan was amended to adopt Missing Persons and Uncashed Check provisions, with an effective date of January 1, 2014. The amendment allows the Administrative Committee, after reasonable diligent efforts have been made to contact a participant, and that participant is unable to be located, to deem amounts payable to such participant as forfeited to the Plan. If the participant subsequently applies for amounts payable that have been deemed forfeited, the amounts will be reinstated and paid to the participant. If the Company had previously used the deemed forfeited amounts to offset Plan expenses or employer contributions, the Company will make such contributions to the Plan as are necessary to reinstate the amounts.

In November 2013, the Plan was amended to add Plum, PBC as a participating subsidiary of the Company to the Plan beginning on January 1, 2014.

Supplemental Schedule

Campbell Soup Company

401(k) Retirement Plan

Attachment to 2013 Form 5500

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2013

EIN: 21-0419870 PN: 008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	American Funds Euro Growth Fund	Mutual Fund	N/R	$47,358,448
	Pimco Real Return Fund	Mutual Fund	N/R	6,026,789
	Vanguard Ext Market Index Fund	Mutual Fund	N/R	16,069,933
	Vanguard Total Bond Market Index Fund	Mutual Fund	N/R	5,214,554
	Vanguard Total Int’l Stock Index Fund	Mutual Fund	N/R	8,295,974
	American Funds Growth Fund of America	Mutual Fund	N/R	136,842,456
	Blackrock Liquidity Funds-TempFund	Mutual Fund	N/R	62,589,831
	Vanguard Short-Term Bond Index Fund	Mutual Fund	N/R	29,498,737
	T. Rowe Price Sml Cap Val Fund	Mutual Fund	N/R	38,401,972
	Pimco Total Return Fund	Mutual Fund	N/R	20,765,949
	Vanguard Target RET Income Fund	Mutual Fund	N/R	5,548,392
	Vanguard Target RET 2010 Fund	Mutual Fund	N/R	5,874,589
	Vanguard Target RET 2015 Fund	Mutual Fund	N/R	20,963,647
	Vanguard Target RET 2020 Fund	Mutual Fund	N/R	37,574,497
	Vanguard Target RET 2025 Fund	Mutual Fund	N/R	39,726,125
	Vanguard Target RET 2030 Fund	Mutual Fund	N/R	32,852,145
	Vanguard Target RET 2035 Fund	Mutual Fund	N/R	20,973,369
	Vanguard Target RET 2040 Fund	Mutual Fund	N/R	20,780,466
	Vanguard Target RET 2045 Fund	Mutual Fund	N/R	14,738,408
	Vanguard Target RET 2050 Fund	Mutual Fund	N/R	9,281,837
	Vanguard Target RET 2055 Fund	Mutual Fund	N/R	2,565,256
	Vanguard Target RET 2060 Fund	Mutual Fund	N/R	416,170
	Vanguard Institutional Index Fund	Mutual Fund	N/R	81,322,406
	Vanguard Equity-Income Fund	Mutual Fund	N/R	81,078,250
*	Participant Loans	Interest rates from 5.25% to 10.5%		14,144,176
*	Campbell Soup Company Stock Fund	Company Stock	N/R	220,502,559

	Total			$979,406,935

N/R	Participant directed investment; cost not required to be reported
*	Party-in-interest as defined by ERISA

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMPBELL SOUP COMPANY 401(K) RETIREMENT PLAN

By:	/s/ Ashok Madhavan
Ashok Madhavan
Member of the Administrative Committee

Date:    June 25, 2014

INDEX OF EXHIBITS

Exhibit	Page

23.1 - Consent of Independent Registered Public Accounting Firm	16